Mail Stop 3651

November 16, 2006

Brian L. Schorr, Esq.
Executive Vice President and General Counsel
Triarc Companies, Inc.
280 Park Avenue
New York, New York 10017

Re: **Triarc Companies, Inc.**
Form S-3; Amendment No. 2
Filed October 20, 2006
File No. 333-127818

Dear Mr. Schorr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Triarc Companies, Inc., page 4

1. Please reconfirm that neither you nor any of your subsidiaries invests more than 40% of its assets in investment securities.

Potential Corporate Restructuring, page 8

2. While we note that you are reimbursed by the Management Company for the allocable costs relating to the Principals and their activities, please revise this section to address the potential conflict of interest, in any, arising from this arrangement. In your discussion, please discuss the activities of the Management Company and whether and how it may conflict with that your business, including Deerfield. See related comment under "Risks Related to Triarc."

Risks Related to Triarc, page 9

Our success depends substantially upon the continued retention,

3. Expand this risk factor or address in a separate risk factor, the potential conflicts, if any, of interest that may arise from your arrangement with the Management Company and the Principals.

We have broad discretion in the use of our significant cash, page 10

4. Please revise this risk factor to clarify how your broad discretion in the use of cash, cash equivalents and investments affects the company or the securities being offered. Please refer to Item 503(c) of Regulation S-K.

****

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Direct any questions on the financial statements and related disclosure to Theresa Messinese at (202) 551-3307 or Michael Fay at (202) 551-3812. Direct any other questions to me at (202) 551-3315.

Sincerely,

Hanna T. Teshome
Special Counsel

cc:
via facsimile
Paul D. Ginsberg, Esq.
Raphael M. Russo, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
(212) 757-3990